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As filed with the Securities and Exchange Commission on May 20, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer
Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

741929103
(CUSIP Number of Class of Securities)

K. PAUL SINGH
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
1700 Old Meadow Road
Suite 300
McLean, Virginia 22102
(703) 902-2800
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
BRIAN J. LYNCH
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$41,559,709	$3,823.49

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,033,483 shares of Common Stock of Primus Telecommunications Group, Incorporated having an aggregate value of $41,559,709 as of May 17, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on May 17, 2002.
**
The fee is based on the product of (a) the transaction value ($41,559,709), multiplied by (b) $92.00 per $1 million.

☐
CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
AMOUNT PREVIOUSLY PAID:	Not applicable	FILING PARTY:	Not applicable.
FORM OR REGISTRATION NO.:	Not applicable	DATE FILED:	Not applicable.
☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☐

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange, dated May 20, 2002 (the "Offer to Exchange"), attached hereto as Exhibit 99.(a)(1)(A), under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)  Name and Address. The name of the issuer is Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Company"), the address of its principal executive office is 1700 Old Meadow Road, Suite 300, McLean, Virginia 22102 and the telephone number of its principal executive office is (703) 902-2800. The information set forth in the Offer to Exchange under Section 15 ("Information About Primus") is incorporated herein by reference.

        (b)  Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options (the "Eligible Options") currently outstanding under the Company's Stock Option Plan (the "Plan") to purchase shares of the Company's common stock, par value $0.01 per share ("Common Stock"), for replacement options (the "Replacement Options") to purchase shares of Common Stock to be granted under the Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options represent the same number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled, as set forth in detail in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), all of which are incorporated herein by reference.

        (c)  Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a)  Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)  Purchases. The information set forth in the Offer to Exchange under Section 9 ("Interests of Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)  Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)  Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b)  Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement

Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)  Plans. The information set forth in the Offer to Exchange under Section 16 ("Risk Factors") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)  Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

        (b)  Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (c)  Borrowed Funds. Not applicable.

ITEM 8.    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

        (a)  Securities Ownership. The information set forth in the Offer to Exchange under Section 9 ("Interests of Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

        (b)  Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

        (a)  Financial Information. Item 8 ("Financial Statements and Supplementary Data") of Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 are incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 ("Information About Primus") and Section 17 ("Additional Information") is incorporated herein by reference.

        (b)  Pro Forma Financial Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 9 ("Interests of Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)  Other Material Information. Not applicable.

ITEM 12.    EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Exchange, dated May 20, 2002.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Summary of Terms of Option Exchange.
99.(a)(1)(D)	Form of Election Form for Eligible Options.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)	Form of Electronic Communication—Cancellation Date Reminder.
99.(a)(1)(I)	Press Release, dated May 20, 2002, entitled "Primus Telecommunications Group, Incorporated Announces Voluntary Stock Option Exchange Program."
99.(a)(1)(J)
Primus Telecommunications Group, Incorporated Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 16, 2002 and incorporated herein by reference.
99.(a)(1)(K)
Primus Telecommunications Group, Incorporated Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
Primus Telecommunications Group, Incorporated Stock Option Plan, as amended (incorporated herein by reference to Exhibit No. 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 16, 2002).
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2002	PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
	By:	/s/ K. PAUL SINGH Name: K. Paul Singh Title: Chairman, President and Chief Executive Officer

EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Exchange, dated May 20, 2002.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Summary of Terms of Option Exchange.
99.(a)(1)(D)	Form of Election Form for Eligible Options.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)	Form of Electronic Communication—Cancellation Date Reminder.
99.(a)(1)(I)	Press Release, dated May 20, 2002, entitled "Primus Telecommunications Group, Incorporated Announces Voluntary Stock Option Exchange Program."
99.(a)(1)(J)
Primus Telecommunications Group, Incorporated Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 16, 2002 and incorporated herein by reference.
99.(a)(1)(K)
Primus Telecommunications Group, Incorporated Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
Primus Telecommunications Group, Incorporated Stock Option Plan, as amended (incorporated herein by reference to Exhibit No. 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 16, 2002).
99.(g)	Not applicable.
99.(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBITS.